Filed pursuant to Rule 433
Registration Statement No. 333-148982

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Zion Oil & Gas Newsletter

February 4, 2011

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Dear Shareholder and/or Friend of Zion

Since my previous update to you, during the past two weeks, Zion has made further notable progress.

We have now drilled the Ma'anit-Joseph #3 well to approximately 16,430 feet and are continuing to drill deeper, as you can read below. If you place eleven Empire State Buildings on top of each other, you will reach, almost exactly, a height of 16,000 feet.

The Ma’anit-Joseph #3 well is already one of the deepest wells ever drilled onshore Israel. Our Exploration Manager, Stephen Pierce, advises that, almost certainly, stratigraphically (i.e. with regard to the age of the sedimentary rocks in the rock strata), in Northern Israel, no-one has ever drilled as deep as our current well has already been drilled.

We believe that, as early as next week, we may begin to approach the Permian geological layer; although we currently project that we won't reach the well's target depth until approximately mid-March 2011.

I am pleased to report that Victor Carrillo (who joined Zion's Board of Directors in September 2010) has recently joined Zion's full time management staff as Executive Vice President. To read the full press release, please click here.

Left to Right: Victor Carrillo and Richard Rinberg (CEO)

Victor is a petroleum geologist and geophysicist and has over twenty years of experience in the oil and gas industry. Until December 2010, he was Chairman of the Texas Railroad Commission (the agency that oversees the oil and gas, pipeline and surface mining industries in Texas).

Meeting with Israel's Petroleum Commissioner, in Jerusalem.

Left to Right: Bill Ottaviani, Victor Carrillo, John Brown and Commissioner Dr. Ya'acov Mimran

On Wednesday, January 26, 2011, John Brown (Zion's Founder and Chairman of the Board), Richard Rinberg (CEO), Bill Ottaviani (President and COO) and Victor Carrillo (Zion's new Executive Vice President) met with Israel's Oil & Gas Commissioner, Dr. Ya'acov Mimran, and his team, at the Commissioner's office in Jerusalem. We updated the Commissioner on our recent operations and discussed Zion's future plans.

Turning to financial matters, on January 3, 2011, we issued a press release concerning our ZNWAW warrants. To read the full press release, please click here.

If you hold ZNWAW warrants, you should carefully review both the press release and my comments below.

Finally, here is this week's operational update:

The Ma'anit-Joseph #3 Wellsite (on January 25, 2011)

 Drilling Operations at the Ma'anit-Joseph #3 Wellsite

On August 26, 2010, drilling operations began on the Ma'anit-Joseph #3 well, in our Joseph License area, onshore Northern Israel.

Following full recovery of the logging tool, as noted in our last update, normal well operations resumed. In the past two weeks, the cement bond integrity of the recently installed 7” casing was successfully tested and, as of February 4, drilling of the 6-1/8” hole has reached approximately 5,008 meters (16,430 feet).

Our ultimate target depth is approximately 5,900 meters (19,350 feet).

As we drill deeper, we continue to collect rock samples, circulated to the surface after being cut by the drill bit.  These samples are analyzed for biologic markers (e.g. microscopic fossils) that are used to determine the type of geologic formation being drilled.

Our geologists note that at our present drilled depth we appear to be in the lower Triassic formation as expected.  Of significance, just below the Triassic lies the Permian formation, which is our primary objective for this well.

Opportunity regarding Zion Warrants with the trading symbol: ZNWAW

In January 2009, Zion completed a follow-on offering and issued approximately 666,000 warrants with a $7.00 exercise price.

In order to be fair to all of Zion's investors, raise significant additional working capital for Zion's exploration and development activity in Israel and simplify our capital structure, we have temporarily reduced the exercise price of the warrants trading under the symbol ZNWAW to $4.00 (from the $7.00 exercise price provided by the original terms of the Warrants).

The reduced exercise price applies to all of Zion's currently outstanding Warrants that trade under the symbol ZNWAW.

The $4.00 exercise price on ZNWAW warrants will be available until 5:00 p.m. Eastern Time on March 7, 2011, but please note that after March 7, 2011 and through January 31, 2012, the scheduled expiration date of the ZNWAW warrants, the ZNWAW warrants will be exercisable at the original exercise price of $7.00 per warrant, after which date they will expire with no value.

You can find details regarding the offer on Zion's website. Please click here.

If you hold the ZNWAW warrants, please consider this opportunity.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

 www.zionoil.com

 FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information

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 More information about Zion is available at www.zionoil.com or by contacting Mike Williams at:

Zion Oil & Gas, Inc.

6510 Abrams Rd., Suite 300, Dallas, TX 75231

telephone 1-214-221-4610

email: dallas@zionoil.com

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